

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2019

Anthony C. Allen
Chief Financial Officer
Sypris Solutions, Inc.
101 Bullitt Lane
Suite 450
Louisville, KY 40222

> **Re: Sypris Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 28, 2019**
> **File No. 000-24020**

Dear Mr. Allen:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences